SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) *

JMP Group LLC

(Name of Issuer)


Shares representing limited liability company interests in JMP
Group LLC


(Title of Class of Securities)


46629U107


(CUSIP Number)


December 31, 2020


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_] Rule 13d-1(b)

	[X] Rule 13d-1(c)

	[_] Rule 13d-1(d)

(Page 1 of 9 Pages)


	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	NAME OF REPORTING PERSONS

	Wedbush Securities Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[_]
(b)	[X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
5.	SOLE VOTING POWER

	0

6.	SHARED VOTING POWER

	2,018,250

7.	SOLE DISPOSITIVE POWER

	0

8.	SHARED DISPOSITIVE POWER

	2,018,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

	2,018,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*  [_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.3% (1)

12.	TYPE OF REPORTING PERSON*

	BD


(1) Based on approximately 19,665,947 shares representing limited liability company interests in JMP Group LLC (the ?Issuer?) outstanding as of November 10, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.



1.	NAME OF REPORTING PERSONS

	Wedbush Financial Services, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[_]
(b)	[X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
5.	SOLE VOTING POWER

	0

6.	SHARED VOTING POWER

	2,018,250 (2)

7.	SOLE DISPOSITIVE POWER

	0

8.	SHARED DISPOSITIVE POWER

	2,018,250 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

	2,018,250 (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*  [_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.3% (1)

12.	TYPE OF REPORTING PERSON*

	OO


(2) Comprised of shares representing limited liability company interests in the Issuer held by Wedbush Securities Inc.
Wedbush Financial Services, LLC may be deemed to have beneficial ownership of such shares as the sole equityholder of Wedbush Securities Inc.


1.	NAME OF REPORTING PERSONS

	Wedbush Capital

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[_]
(b)	[X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
5.	SOLE VOTING POWER

	0

6.	SHARED VOTING POWER

	2,018,250 (3)

7.	SOLE DISPOSITIVE POWER

	0

8.	SHARED DISPOSITIVE POWER

	2,018,250 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

	2,018,250 (3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*  [_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.3% (1)

12.	TYPE OF REPORTING PERSON*

	CO


(3) Comprised of shares representing limited liability company interests in the Issuer held by Wedbush Securities Inc. Wedbush Capital may be deemed to have beneficial ownership of such shares as the sole equityholder of Wedbush Financial Services, LLC, which is the sole equityholder of Wedbush Securities Inc.


Item 1(a).  Name of Issuer:

	JMP Group LLC



Item 1(b).  Address of Issuer's Principal Executive Offices:

	600 Montgomery Street, Suite 1100,
   	San Francisco, CA 94111



Item 2(a).  Name of Person Filing:

	Wedbush Securities Inc., Wedbush Financial Services, LLC and Wedbush Capital



Item 2(b).  Address of Principal Business Office, or if None,
Residence:

Wedbush Securities Inc. ? 1000 Wilshire Boulevard, Suite
900, Los Angeles, CA 90017
Wedbush Financial Services, LLC ? 1000 Wilshire Boulevard,
Los Angeles, CA 90017; and
Wedbush Capital ? 1000 Wilshire Boulevard, Suite 830, Los
Angeles, CA 90017.



Item 2(c).  Citizenship:

Wedbush Securities Inc. ? California corporation;
Wedbush Financial Services, LLC ? Delaware limited liability company; and
Wedbush Capital ? California corporation.



Item 2(d).  Title of Class of Securities:

	Shares representing limited liability company interests in the Issuer



Item 2(e).  CUSIP Number:

	46629U107



Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[X] Broker or dealer registered under Section 15 of
the Exchange Act.

(b)	[_] Bank as defined in Section 3(a)(6) of the Exchange
Act.

(c)	[_] Insurance company as defined in Section 3(a)(19)
of the Exchange Act.

(d)	[_] Investment company registered under Section 8 of
the Investment Company Act.

(e)	[_] An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings association as defined in Section 3(b)
of the Federal Deposit Insurance Act;

(i)	[_] A church plan that is excluded from the definition
of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_] A non-U.S. institution in accordance with Rule
13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-
1(b)(1)(ii)(J), please specify the type of institution:


Item 4.  Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned**:

Wedbush Securities Inc. ? 2,018,250 shares
Wedbush Financial Services, LLC ? 2,018,250 shares
Wedbush Capital ? 2,018,250 shares

(b)	Percent of class**:

Wedbush Securities Inc. ? 10.3%
Wedbush Financial Services, LLC ? 10.3%
Wedbush Capital ? 10.3%

(c)	Number of shares as to which such person has**:

(i)	Sole power to vote or to direct the vote

Wedbush Securities Inc. ? 0 shares
Wedbush Financial Services, LLC ? 0 shares
Wedbush Capital ? 0 shares

(ii)	Shared power to vote or to direct the vote

Wedbush Securities Inc. ? 2,018,250 shares
Wedbush Financial Services, LLC ? 2,018,250 shares
Wedbush Capital ? 2,018,250 shares

(iii)Sole power to dispose or to direct the disposition of

Wedbush Securities Inc. ? 0 shares
Wedbush Financial Services, LLC ? 0 shares
Wedbush Capital ? 0 shares

(iv)	Shared power to dispose or to direct the disposition
of

Wedbush Securities Inc. ? 2,018,250 shares
Wedbush Financial Services, LLC ? 2,018,250 shares
Wedbush Capital ? 2,018,250 shares

**See footnote on cover page hereto, which is incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].



Item 6.  Ownership of More Than Five Percent on Behalf of
Another Person.

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

	If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

	N/A



Item 8.  Identification  and  Classification  of Members of the
Group.

	If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	N/A



Item 9.  Notice of Dissolution of Group.

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

	N/A



Item 10.  Certifications.

	"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11."


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEDBUSH SECURITIES INC.


By:    /s/Gary Wedbush
        Name: Gary Wedbush
        Title: President

WEDBUSH FINANCIAL SERVICES, LLC


By:     /s/Daniel Billings

        Name: Daniel Billings
        Title: Director


WEDBUSH CAPITAL


By:     /s/Daniel Simon

        Name: Daniel Simon
        Title: Director of Finance

Date:  February 12, 2021




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